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                               August 9, 2023

       Theodore Wahl
       Chief Executive Officer
       Healthcare Services Group, Inc.
       3220 Tillman Drive
       Bensalem, PA 19020

                                                        Re: Healthcare Services
Group, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 28,
2023
                                                            File No. 000-12015

       Dear Theodore Wahl:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 28, 2023

       Pay versus Performance, page 25

   1. Please clarify the peer group you have used for purposes of the peer group total shareholder return
column in the pay versus performance table. Refer to footnote 4 where you indicate that you
have not identified a peer group based on either industry
                                                        classification or
financial characteristics. It also appears that your peer group is not the same as the index you
use for disclosures under Regulation S-K Item 402(b), since that index is based upon
financial characteristics. Regulation S-K Item 402(v)(2)(iv)
                                                        requires that you use
the same index or issuers you use for purposes of Regulation S-K
                                                        Item 201(e)(1)(ii) or,
if applicable, the companies you use as a peer group for purposes of your Regulation S-K
Item 402(b) disclosures. If the peer group is not a published industry or line-of-business
index, the identity of the issuers composing the group must be disclosed in a
footnote.
   2. We note that in naming your non-PEO named executive officers, you include Mr.
                                                        McBryan    in his role
as Executive Vice President, Chief Revenue Officer & Director.    It
                                                        is not clear whether
this is intended to be limiting disclosure. If so, please ensure that the amounts reported for
the Summary Compensation Table total and compensation actually paid in the pay versus
performance table include all compensation required under
                                                        Regulation S-K Item
402(v)(2)(ii) and (iii). Refer to C&DI Question 128D.02
 Theodore Wahl
Healthcare Services Group, Inc.
August 9, 2023
Page 2
         regarding exclusion of other non-NEO compensation and the change in value of awards
         during the executive   s tenure as a NEO, which should be included in
the calculation of
         compensation actually paid.
3. Please provide a clear description of the relationship between your total shareholder return and the total shareholder return of the peer group you selected for your pay versus performance table, as required by Regulation S-K Item 402(v)(5)(iv). Please contact Cheryl Brown at 202-551-3905 or Amanda Ravitz at
202-551-3412 with
any questions.



FirstName LastNameTheodore Wahl                                Sincerely,
Comapany NameHealthcare Services Group, Inc.
                                                               Division of
Corporation Finance
August 9, 2023 Page 2                                          Disclosure
Review Program
FirstName LastName